Candeal Securities LLC

Statement of Financial Condition Pursuant

To SEC Rule 17a-5

December 31, 2024

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SEC FILE NUMBER
8-69541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/204 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Candeal Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Bay Street, Suite 1200
(No. and Street)

Toronto (City) (State) M5J3A (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Camisa (Name) 609-658-7501 (Area Code – Telephone Number) kcamisa@candealsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St, Ste.3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pat Harris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Candeal Securities LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CCO

KATHRYN T MCBAIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6323311
Qualified in Rensselaer County
My Commission Expires 04-20-2027

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
CanDeal Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CanDeal Securities, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company, LLC

We have served as the Company's auditor since 2023.

Dallas, Texas
January 15, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Candeal Securities LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	40,694
Accounts Receivable - related party		6,031
Prepaid expenses		830
	$	47,555

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	5,557
Accounts payable - related party		66
Total liabilities		5,623
Member's equity		41,932
	$	47,555

The accompanying notes are an integral part of these financial statements.

Candeal Securities LLC

Notes to Financial Statements
December 31, 2024

_____

1.   **Organization**

Candeal Securities LLC (the "Company") is a Delaware limited liability company. The Company is a single member LLC held by Candeal Group (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective May 3, 2016 (Commencement of Operations). The Company provides certain investment banking advisory services and private placement of securities on an agency basis.

2.   **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Company:

Basis of Presentation Revenue– The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

Fees Receivable and Private Placement Revenue– The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. There is no allowance for doubtful accounts at December 31, 2024.

Private placement revenues are recorded in accordance with the terms of the agreement and where applicable, recognized on a pro-rata basis over the term of the respective agreement.

Property and Equipment - Net - Property and equipment are stated at cost at the date of purchase. Depreciation is calculated using the straight-line method over the estimated useful live of the asset.

Income taxes - No provisions have been made for income taxes since the Company is a limited liability company. The sole member is liable for income taxes based upon its share of the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2024, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state authorities for tax periods prior to 2019.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Candeal Securities LLC

Notes to Financial Statements (Continued)
December 31, 2024

_____

Method of accounting – The Company has prepared its financial statements using the accrual basis of accounting. Its fiscal year will correspond with the calendar year, ending on December 31.

Subsequent events - Management has evaluated the impact of all subsequent events through January 15, 2025, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   **Concentration of Credit Risk**

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash. For purposes of the statements of cash and cash flows, the company considers all cash on hand and on deposit with financial institutions to be cash.

4.   **Revenue Recognition**

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires an entity to identify its contracts with customers, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations, and recognize revenue when, or as, the entity satisfies a performance obligation.

During the year, the Company earned $77,480 in revenues under a services agreement with an affiliate. Pursuant to the agreement, the Company incurs expenses on behalf of the affiliate and invoices the affiliate for the actual expenses incurred, plus an additional 5% of the total expenses.

The Company recognizes revenue at the point in time when it satisfies its performance obligation, which occurs upon the delivery of services and the issuance of the invoice to the affiliate. The transaction price is determined based on the reimbursable expenses incurred plus the 5% markup stipulated in the services agreement. All amounts are billed and collected within standard payment terms, and there are no variable consideration components.

As of December 31, 2024, the Company had an outstanding receivable of $6,031 from the affiliate, which is included in accounts receivable on the statement of financial condition. Revenue earned from the services agreement is classified as consulting fees on the statement of operations. The Company monitors its net capital requirements to ensure compliance with applicable regulatory rules and considers the revenue generated under the agreement to be critical in meeting such requirements.

5.   **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024 the Company had net capital and capital requirements of $35,071 which was $30,071 in excess of its required net capital of $5,000.

6.   **Related Party**

The Company has an expense sharing agreement with the Parent, whereby the Parent or an affiliate of the Company pay the operating expenses of the Company. All operating expenses paid by the Parent or an affiliate that are attributable to the Company which are not reflected in the Company's financial statements will be recorded by the Company on a separate schedule of costs and maintained pursuant to SEC Rule 17a-4.

7.   **Operating Leases**

On December 31, 2024, the Company has no operating leases.

8.   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

9.   **Recent Accounting**

In November 2023, the FASB issued ASU 20207, which introduces improvements to the information that a public entity discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The Company has determined that it operates in a single segment.